Exhibit 99.2

iQIYI, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND SEPTEMBER 30, 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

		As of
	Note	December 31, 2017	September 30, 2018	September 30, 2018
		RMB	RMB	US$
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		733,010	5,831,440	849,074
Short-term investments	5	779,916	3,844,249	559,733
Accounts receivable		2,235,384	3,164,612	460,776
Prepayments and other assets		1,123,372	3,076,183	447,901
Amounts due from related parties		9,979	66,131	9,629
Licensed copyrights, net	7	818,867	1,051,997	153,174

Total current assets		5,700,528	17,034,612	2,480,287

Non-current assets:
Fixed assets, net		1,248,968	1,475,642	214,858
Long-term investments	6	567,887	2,306,070	335,770
Deferred tax assets, net		11,380	11,380	1,657
Licensed copyrights, net	7	4,558,083	6,715,958	977,862
Intangible assets, net	8	428,005	1,651,881	240,518
Produced content, net	9	1,564,279	4,070,153	592,626
Prepayments and other assets		2,845,662	4,062,738	591,546
Goodwill	11	3,276,107	3,888,346	566,154

Total non-current assets		14,500,371	24,182,168	3,520,991

Total assets		20,200,899	41,216,780	6,001,278

iQIYI, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND SEPTEMBER 30, 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

		As of
	Note	December 31, 2017	September 30, 2018	September 30, 2018
		RMB	RMB	US$
			(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities (including current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB8,320,537 and RMB 11,197,446 (US$1,630,379) as of December 31, 2017 and September 30, 2018, respectively):

Accounts payable		7,041,304	10,422,892	1,517,602
Amounts due to related parties		130,099	492,543	71,716
Customer advances and deferred revenue		1,633,649	2,356,275	343,080
Short-term loans	10	299,374	1,172,553	170,727
Long-term loan, current portion	10	10,000	10,000	1,456
Accrued expenses and other liabilities		2,511,186	3,490,059	508,162

Total current liabilities		11,625,612	17,944,322	2,612,743

Non-current liabilities (including non-current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB286,854 and RMB1,119,159 (US$162,953 as of December 31, 2017 and September 30, 2018, respectively):

Long-term loan	10	284,000	274,000	39,895
Deferred tax liabilities		2,255	117,225	17,068
Amount due to related parties		—	1,316,531	191,691
Other non-current liabilities		6,432	66,929	9,745

Total non-current liabilities		292,687	1,774,685	258,399

Total liabilities		11,918,299	19,719,007	2,871,142

Mezzanine equity
Redeemable convertible preferred shares	18	22,601,664	—	—
Shareholders’ (deficit)/equity:
Ordinary shares (par value of US$0.00001 per share; 10,000,000,000 shares authorized; 342,548,237 shares issued and outstanding as of December 31, 2017)	16	23	—	—
Class A ordinary shares (US$0.00001 par value; 94,000,000,000 shares authorized; 2,580,950,531 shares issued; 2,189,276,528 shares outstanding as of September 30, 2018)	16	—	137	20
Class B ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; 2,876,391,396 shares issued and outstanding as of September 30, 2018)	16	—	183	27
Additional paid-in capital		600,834	39,517,690	5,753,886

iQIYI, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND SEPTEMBER 30, 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

		As of
	Note	December 31, 2017	September 30, 2018	September 30, 2018
		RMB	RMB	US$
			(Unaudited)
Accumulated deficit		(15,016,867)	(19,981,862)	(2,909,415)
Accumulated other comprehensive income	17	93,126	1,880,892	273,863
Noncontrolling interests		3,820	80,733	11,755

Total shareholders’ (deficit)/equity		(14,319,064)	21,497,773	3,130,136

Total liabilities, mezzanine equity and shareholders’ deficit		20,200,899	41,216,780	6,001,278

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

iQIYI, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE LOSS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

		Nine months ended September 30
	Note	2017	2018	2018
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Membership services (including related party amounts of RMB71,511 and RMB16,819 (US$2,449) for the nine months ended September 30, 2017 and 2018, respectively)		4,606,203	7,421,788	1,080,633
Online advertising services (including related party amounts of RMB26,868 and RMB129,787 (US$18,897) for the nine months ended September 30, 2017 and 2018, respectively)		6,016,085	7,124,424	1,037,336
Content distribution		958,331	1,640,605	238,877
Others (including related party amounts of RMB6,693 and RMB20,173 (US$2,937) for the nine months ended September 30, 2017 and 2018, respectively)		980,317	1,774,977	258,442

Total revenues		12,560,936	17,961,794	2,615,288

Operating costs and expenses:
Cost of revenues (including related party amounts of RMB84,840 and RMB472,651 (US$68,820) for the nine months ended September 30, 2017 and 2018, respectively)		(12,851,452)	(18,610,050)	(2,709,675)
Selling, general and administrative (including related party amounts of RMB117,882 and RMB12,935 (US$1,883) for the nine months ended September 30, 2017 and 2018, respectively)		(1,900,806)	(2,946,208)	(428,976)
Research and development (including related party amounts of RMB1,897 and RMB3,457 (US$503) for the nine months ended September 30, 2017 and 2018, respectively)		(905,579)	(1,387,184)	(201,978)

Total operating costs and expenses		(15,657,837)	(22,943,442)	(3,340,629)

Operating loss		(3,096,901)	(4,981,648)	(725,341)

iQIYI, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE LOSS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

		Nine months ended September 30
	Note	2017	2018	2018
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
Other (expense)/income
Interest income (including related party amounts of RMB nil and RMB471 (US$69) for the nine months ended September 30, 2017 and 2018, respectively)		44,942	95,944	13,970
Interest expenses (including related party amounts of RMB139,409 and RMB nil (US$ nil) for the nine months ended September 30, 2017 and 2018, respectively)		(233,996)	(33,473)	(4,874)
Foreign exchange income/(loss), net		177,751	(896,960)	(130,600)
Share of loss from equity method investments		(103)	(949)	(138)
Other (expense)/income, net		(13,914)	193,995	28,246

Total other expenses, net		(25,320)	(641,443)	(93,396)

Loss before income taxes		(3,122,221)	(5,623,091)	(818,737)

Income tax (expense)/benefit	12	(2,331)	691	101

Net loss		(3,124,552)	(5,622,400)	(818,636)
Less: Net income attributed to noncontrolling interests		—	10,657	1,552

Net loss attributable to iQIYI, Inc.		(3,124,552)	(5,633,057)	(820,188)
Accretion of redeemable convertible preferred shares	18	(12,093,668)	(298,990)	(43,534)

Net loss attributable to ordinary shareholders		(15,218,220)	(5,932,047)	(863,722)

Net loss per Class A and Class B ordinary shares:	15
Basic		(44.43)	(1.71)	(0.25)
Diluted		(44.43)	(1.71)	(0.25)
Net loss per ADS (1 ADS equals 7 Class A ordinary shares):
Basic			(11.97)	(1.75)
Diluted			(11.97)	(1.75)
Shares used in net loss per share computation:	16
Basic		342,548,237	3,462,968,352	3,462,968,352
Diluted		342,548,237	3,462,968,352	3,462,968,352
Other comprehensive income
Foreign currency translation adjustments		(44,224)	1,752,566	255,179
Unrealized gains on available-for-sale securities		21,452	35,233	5,130

Total other comprehensive (loss)/income, net of tax		(22,772)	1,787,799	260,309

Comprehensive loss		(3,147,324)	(3,834,601)	(558,327)

Less: Comprehensive income attributable to non-controlling interests		—	10,690	1,556

Comprehensive loss		(3,147,324)	(3,845,291)	(559,883)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

iQIYI, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

	Nine months ended September 30
	2017	2018	2018
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(3,124,552)	(5,622,400)	(818,636)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation of fixed assets	257,243	218,065	31,751
Amortization of intangible assets	82,422	214,132	31,178
Amortization of licensed copyrights	5,680,229	8,946,573	1,302,646
Amortization and impairment of produced content	661,754	1,776,535	258,668
Impairment of licensed copyrights	302,295	180,615	26,298
Impairment of long-term investments	32,963	—	—
Provision for doubtful accounts	59,880	100,666	14,657
(Reversal)/Provision for other assets	(857)	27,567	4,014
Unrealized foreign exchange (gain)/loss	(137,093)	789,523	114,957
Loss on disposal of fixed assets	3,369	1,031	150
Loss on disposal of intangible assets	—	1,525	222
Barter transaction revenue	(708,317)	(823,538)	(119,909)
Share-based compensation	181,745	334,640	48,725
Share of loss on equity method investments	103	949	138
Fair value change of equity investments with no readily determinable fair values under the measurement alternative	—	(189,639)	(27,612)
Deferred income tax benefit	(3,407)	(11,772)	(1,714)
Dividends receivable from a long term investment	—	(6,818)	(993)
Amortization of deferred income	—	(2,193)	(319)
Other non-cash expenses	—	6,450	939

Changes in operating assets and liabilities
Accounts receivable	(562,069)	(827,469)	(120,481)
Amounts due from related parties	40,275	(19,782)	(2,880)
Produced content	(1,126,843)	(4,282,409)	(623,531)
Prepayments and other assets	(476,064)	(437,149)	(63,650)
Accounts payable	1,175,864	228,631	33,288
Amounts due to related parties	(123,412)	267,225	38,909
Customer advances and deferred revenue	343,310	697,953	101,624
Accrued expenses and other current liabilities	343,126	719,779	104,802
Interest payables	53,421	7,005	1,020
Other non-current liabilities	3,635	60,497	8,808

Net cash provided from operating activities	2,959,020	2,356,192	343,069

Cash flows from investing activities:
Acquisition of fixed assets	(845,502)	(433,938)	(63,183)
Acquisition of intangible assets	(76,747)	(203,812)	(29,676)
Acquisition of licensed copyrights	(6,248,697)	(9,107,822)	(1,326,124)

iQIYI, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

	Nine months ended September 30
	2017	2018	2018
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Purchase of long-term investments	(379,832)	(597,636)	(87,017)
Acquisition of business, net of cash acquired	—	(1,130,984)	(164,674)
Film investment as passive investor	(10,429)	(1,586)	(231)
Proceeds from film investments as passive investor	—	370	54
Loans provided to related parties and third parties	(2,276,438)	(391,370)	(56,985)
Repayment of loans provided to related parties	204,707	5,000	728
Purchases of held-to-maturity investments	(1,760,718)	—	—
Maturities of held-to-maturity investments	1,760,718	—	—
Purchase of available-for-sale debt securities	(10,668,115)	(19,378,419)	(2,821,552)
Maturity of available-for-sale debt securities	8,113,166	16,702,997	2,432,003

Net cash used for investing activities	(12,187,887)	(14,537,200)	(2,116,657)

Cash flows from financing activities:
Proceeds from loans from related parties	2,220,000	650,000	94,642
Repayments of loans from related parties	(3,506,000)	—	—
Proceeds from short-term loans	105,658	1,108,601	161,415
Repayments of short-term loans	(100,000)	(235,422)	(34,278)
Proceeds from long-term loans	299,000	—	—
Repayments of long-term loans	(5,000)	(99,119)	(14,432)
Proceeds from issuance of convertible notes to related parties	2,064,360	—	—
Proceeds from issuance of convertible notes to third parties	8,463,876	—	—
Proceeds from issuance of subsidiaries’ shares to non-controlling interest holders	—	19,500	2,839
Proceeds from initial public offering, net of issuance costs	—	14,896,761	2,169,010
Capital contribution from parent company	—	170,548	24,832
Proceeds from exercise of share options	—	40,857	5,949

Net cash provided by financing activities	9,541,894	16,551,726	2,409,977

Effect of exchange rate changes on cash and cash equivalents	(88,123)	727,712	105,957

Net increase in cash and cash equivalents	224,904	5,098,430	742,346
Cash and cash equivalents at the beginning of the period	964,207	733,010	106,728

Cash and cash equivalents at the end of the period	1,189,111	5,831,440	849,074

Supplemental disclosures of cash flow information:
Acquisition of fixed assets included in accounts payable	195,056	182,244	26,535
Acquisition of licensed copyrights included in accounts payable and deferred revenue	4,253,876	7,085,393	1,031,653
Acquisition of licensed copyrights from nonmonetary content exchanges	536,617	441,660	64,307
Acquisition of long-term investments with non-cash consideration	—	767,750	111,787

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

1.	ORGANIZATION AND BASIS OF PRESENTATION

iQIYI, Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on November 27, 2009. It was formerly known as Ding Xin, Inc. and changed its name to Qiyi.com, Inc. on August 30, 2010. On November 30, 2017, the Company revised its name from Qiyi.com, Inc. to iQIYI, Inc.

The unaudited interim condensed consolidated financial statements include the accounts of iQIYI, Inc. (“iQIYI” or the “Company”), its subsidiaries, variable interest entities (“VIEs”), and the subsidiaries of the VIEs, hereinafter collectively referred to as the “Group”. In the opinion of management, the unaudited interim condensed consolidated financial statements, which comprise the condensed consolidated balance sheets of the Company as of September 30, 2018, the condensed consolidated statements of comprehensive loss and the condensed consolidated statements of cash flows for the nine months ended September 30, 2018 and 2017, reflect all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as of September 30, 2018, the Company’s consolidated results of operations and consolidated cash flows for the nine months ended September 30, 2018 and 2017. The consolidated balance sheets data as of December 31, 2017 was derived from the Company’s audited financial statements, but does not include all disclosures required by U.S. GAAP for annual financial statements. These financial statements and the notes thereto should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017. Results for the nine months ended September 30, 2018 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The Group is an innovative platform in China offering a diverse collection of high-quality internet video content, including professionally-produced content licensed from professional content providers and self-produced content, on its platform. The Group provides membership services, online advertising services, content distribution services, live broadcasting services and online gaming services. The Group’s principal geographic market is in the People’s Republic of China (“PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries, VIEs and VIEs’ subsidiaries in the PRC.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

As of September 30, 2018, the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

	Place of Incorporation	Date of Establishment/Acquisition	Effective interest held
Subsidiaries:
Beijing QIYI Century Science & Technology Co., Ltd. (“Beijing QIYI Century”)	PRC	March 8, 2010	100%
Chongqing QIYI Tianxia Science & Technology Co., Ltd. (“QIYI Tianxia”)	PRC	November 3, 2010	100%
Qiyi.com HK Limited (“QIYI HK”)	Hong Kong	April 14, 2011	100%
iQIYI Film Group Limited	Cayman	May 26, 2017	100%
iQIYI Media Limited	Cayman	May 26, 2017	100%
iQIYI Film Group HK Limited	Hong Kong	June 12, 2017	100%
Beijing iQIYI New Media Science & Technology Co., Ltd.(“iQIYI New Media”)	PRC	July 27, 2017	100%
Skymoons Inc.	Cayman	Acquired on July 17, 2018	100%
Magic Prime Group Limited	BVI	Acquired on July 17, 2018	80%
Modestmoon Technology Co., Ltd.	BVI	Acquired on July 17, 2018	75%
Special (Hong Kong) Co., Ltd	BVI	Acquired on July 17, 2018	80%

VIEs and VIEs’ subsidiaries:
Beijing iQIYI Science & Technology Co., Ltd. (“Beijing iQIYI ”; formerly known as Beijing Xinlian Xinde Advertisement Media Co., Ltd.)	PRC	Acquired on November 23, 2011	Nil
Shanghai iQIYI Culture Media Co., Ltd. (“Shanghai iQIYI”)	PRC	December 19, 2012	Nil
Shanghai Zhong Yuan Network Co., Ltd. (“Shanghai Zhong Yuan”)	PRC	Acquired on May 11, 2013	Nil
iQIYI Pictures (Beijing) Co., Ltd. (“iQIYI Pictures”)	PRC	December 31, 2014	Nil
Beijing iQIYI Cinema Management Co., Ltd. (“Beijing iQIYI Cinema”)	PRC	June 26, 2017	Nil
Chengdu Skymoons Digital Entertainment Co., Ltd.(“Chengdu Skymoons”)	PRC	Acquired on July 17, 2018	Nil
Tianjin Skymoons Technology Co., Ltd. (“Tianjin Skymoons”)	PRC	Acquired on July 17, 2018	Nil

In July 2018, the Company and its subsidiaries Beijing iQIYI and Shanghai Zhong Yuan acquired 100% equity interest in Skymoons Inc, Chengdu Skymoons and their subsidiaries (collectively referred to as “Skymoons”). The results of Skymoons’ operations have been included in the Company’s unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2018 since July 17, 2018.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

PRC laws and regulations prohibit or restrict foreign ownership of companies that engage in value-added telecommunication services, internet audio-video program services and certain other businesses. To comply with these foreign ownership restrictions, the Group operates its websites and primarily conducts its business in the PRC through the VIEs. The paid-in capital of the VIEs was mainly funded by the Company through loans extended to the authorized individuals who were the shareholders of the VIEs. The Company has entered into certain agreements with the shareholders of the VIEs through the Company or its wholly-owned subsidiaries in the PRC, including loan agreements for the paid-in capital of the VIEs and share pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs. In addition, the Group has entered into shareholder voting rights trust agreements and exclusive purchase option agreements with the VIEs and nominee shareholders of the VIEs through the Company or its wholly-owned subsidiaries in the PRC, which give the Company or its wholly-owned subsidiaries the power to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the applicable PRC laws, respectively. Commitment letters have been entered into which obligate the Company to absorb a majority of the risk of loss from the VIEs’ activities and certain exclusive agreements have been entered into that entitle the Company or its wholly-owned subsidiaries to receive a majority of their residual returns.

Despite the lack of technical majority ownership, the Company has effective control of the VIEs through a series of contractual arrangements and a parent-subsidiary relationship exists between the Company and the VIEs. Through the contractual arrangements, the shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Company. In addition, through the other exclusive agreements, which consist of business operation agreements, business cooperating agreements, exclusive technology consulting and services agreements and trademark and software usage license agreements, the Company, through its wholly-owned subsidiaries in the PRC, have the right to receive economic benefits from the VIE that potentially could be significant to the VIE. Lastly, through the commitment letters, the Company has the obligation to absorb all of the expected losses of the VIEs. Therefore, the Company is considered the primary beneficiary of the VIEs and consolidates the VIEs and their subsidiaries as required by SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) topic 810 (“ASC 810”), Consolidation.

In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the VIEs of the Company is in compliance with existing PRC laws and regulations; and (ii) the contractual arrangements with the VIEs and their shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive loss are as follows:

	As of
	December 31, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	539,383	353,882	51,526
Short-term investments	407,169	249,160	36,278
Accounts receivable, net	2,161,893	2,572,357	374,542
Others	1,242,651	3,537,206	515,026

Total current assets	4,351,096	6,712,605	977,372

Non-current assets:
Fixed assets, net	821,156	834,457	121,499
Long-term investments	567,887	2,142,881	312,009
Others	6,333,338	11,021,879	1,604,815

Total non-current assets	7,722,381	13,999,217	2,038,323

Total assets	12,073,477	20,711,822	3,015,695

LIABILITIES
Current liabilities:
Accounts payable	4,275,803	5,043,373	734,329
Customer advances and deferred revenue	1,633,197	2,264,334	329,693
Accrued expenses and other liabilities	2,333,864	3,172,414	461,912
Amounts due to the Company and its subsidiaries	6,077,542	10,264,354	1,494,519
Others	77,673	717,325	104,445

Total current liabilities	14,398,079	21,461,800	3,124,898
Total non-current liabilities	286,854	2,082,569	303,226

Total liabilities	14,684,933	23,544,369	3,428,124

	Nine months ended September 30
	2017	2018	2018
	RMB	RMB	US$
Total revenues	11,758,565	16,479,446	2,399,453
Net loss	(1,436,355)	(1,140,797)	(166,102)
Net cash provided by operating activities	4,247,056	3,150,684	458,748
Net cash used in investing activities	(3,585,075)	(4,805,277)	(699,662)
Net cash (used in)/provided by financing activities	(956,000)	1,469,092	213,904

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The revenue-producing assets that are held by the VIEs and VIEs’ subsidiaries comprise mainly of operating licenses, intangible assets, licensed copyrights, produced content and fixed assets. The VIEs and VIEs’ subsidiaries contributed an aggregate of 94% and 92% of the Group’s consolidated revenues for the nine months ended September 30, 2017 and 2018, respectively, after elimination of inter-company transactions. As of September 30, 2018, there was no pledge or collateralization of the VIEs and VIEs’ subsidiaries’ assets that can only be used to settled obligations of the VIEs and VIEs’ subsidiaries, other than the share pledge agreements and business operation agreements with respect to the VIE contractual arrangements as disclosed in the Company’s audited consolidated financial statements for the years ended December 31, 2016 and 2017.

The VIEs’ third-party creditors did not have recourse to the general credit of the Company in normal course of business. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs and VIEs’ subsidiaries during the years presented.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in its annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the standalone selling prices of performance obligations of revenue contracts, the allowance for doubtful accounts, amortization of intangible assets, licensed copyrights and produced content, fair values of certain debt and equity investments, recoverability and useful lives of long-lived assets, net realizable value of licensed copyrights, recoverability of the carrying value of goodwill, the purchase price allocation and fair value of noncontrolling interests with respect to business combinations and acquisition of equity method investees, fair value of share options to purchase the Company’s ordinary shares, fair value of nonmonetary content exchanges, fair value of financial instruments, forfeiture rates for options granted, the purchase price allocation and fair value of noncontrolling interests with respect to business combinations and acquisition of equity method investees, valuation allowances on deferred tax assets and income tax uncertainties, among others. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.8680 per US$1.00 on September 28, 2018, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Foreign currency translation and transactions

The Company’s functional currency is the US$ and its reporting currency is the RMB. The Company’s subsidiaries, VIEs and subsidiaries of the VIEs determine their functional currencies based on the criteria of ASC topic 830 (“ASC 830”), Foreign Currency Matters. The functional currency of the subsidiaries in the Cayman Islands and Hong Kong is the U.S. dollar. The functional currencies of the subsidiaries, VIEs and VIEs’ subsidiaries in Mainland China are the RMB. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheets date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity/(deficit).

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing at the balance sheets date. The foreign exchange gain included in the unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2017 was RMB177,751 and the foreign exchange loss included in the unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2018 was RMB896,960 (US$130,600), respectively.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash, money market funds, and investments in interest bearing demand deposit accounts, time deposits, and highly liquid investments with original maturities of three months or less from the date of purchase and are stated at cost which approximates their fair value.

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than twelve months, are classified as short-term investments.

Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. The Company accounts for short-term investments in accordance with ASC topic 320, Investments—Debt Securities (“ASC 320”). The Company classifies the short-term investments as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings.

The securities that the Company has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The Company determines realized gains or losses on sale of held-to-maturity securities on a specific identification method, and records such gains or losses as interest income.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities is recognized in the consolidated statements of comprehensive loss when the decline in value is determined to be other-than-temporary.

Business Combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC topic 805 (“ASC 805”), Business Combinations. The acquisition method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Long-term investments

The Group’s long-term investments consist of equity securities without readily determinable fair values and equity method investments.

Prior to adopting ASC topic 321 (“ASC 321”), Investments—Equity Securities on January 1, 2018, the Group carries at cost its investments in investees which do not have readily determinable fair value and the Group does not have significant influence in accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments.

The Group adopted ASC 321 on January 1, 2018 and there was no resulting cumulative effect of adopting the new standard on opening retained deficit. Equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value and any changes in fair value are recognize in earnings. For equity securities without readily determinable fair values and do not qualify for the existing practical expedient in ASC 820 (“ASC 820”), Fair Value Measurements and Disclosures to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Goodwill

The Group assesses goodwill for impairment in accordance with ASC subtopic 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. Goodwill is allocated to the reporting units that are expected to benefit from the business combination in which the goodwill arises for the purpose of impairment testing. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recorded to the extent that the carrying value of goodwill exceeds its fair value.

Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization and impairment loss, if any. Intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives.

Intangible assets have estimated economic lives from the date of purchase as follows:

Traffic acquisition agreement	4 years
Trademarks	2-10 years
User list	3 years
Domain names	10 years
Customer relationships	3 years
Published mobile games	2 years
Mobile games in development	indefinite lived
Technology	5 years
Others	2 to 20 years

Mobile games in development are those that have not achieved technological feasibility as of the acquisition date and have no alternative future use.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Revenue recognition

The Group adopted ASC topic 606 (“ASC 606”), Revenue from Contracts with Customers from January 1, 2018, using the modified retrospective method. Accordingly, revenues for the nine months ended September 30, 2018 was presented under ASC 606, and revenues for the nine months ended September 30, 2017 were not adjusted and continued to be presented under ASC topic 605, Revenue Recognition. The cumulative effect of adopting ASC 606 resulted in an adjustment to decrease the opening balance of accumulated deficit at January 1, 2018 by RMB967,052 (US$140,805).

The Group’s revenues are derived principally from membership services, online advertising services and content distribution. Commencing on January 1, 2018, the Group recognizes revenue in accordance with ASC 606 and revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Pursuant to ASC 606, value added taxes (“VAT”) was reclassified from cost of revenue to net against revenues. The Company recognized VAT of RMB711,035 and RMB1,056,203 (US$153,786) for the nine-month periods ended September 30, 2017 and 2018, respectively.

The Group’s revenue recognition policies effective upon the adoption of ASC 606 are as follows:

Membership services

The Group offers membership services which provides subscribing members access to streaming of a library of premium content in exchange for a non-refundable upfront membership fee. Membership periods range from one month to twelve months. The receipt of membership fees is initially recorded as deferred revenue and revenue is recognized ratably over the membership period as services are rendered.

Online advertising services

The Group sells advertising services primarily to third-party advertising agencies and a small portion are sold directly to advertisers. Advertising contracts are signed to establish the price and advertising services to be provided. Pursuant to the advertising contracts, the Group provides advertisement placements on its websites in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. The Group performs a credit assessment of the customer to assess the collectability of the contract price prior to entering into contracts. For contracts where the Group provides customers with multiple performance obligations, primarily for advertisements to be displayed in different spots, placed under different forms and occur at different times, the Group would evaluate all the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price and revenue is recognized as each performance obligation is satisfied by displaying the advertisements in accordance with the revenue contracts.

The Group provides various sales incentives to its customers, including cash incentives in the form of commissions to certain third-party advertising agencies and noncash incentives such as discounts and advertising services provided free of charge in certain bundled arrangements, which are negotiated on a contract by contract basis with customers. The Group has a general policy regarding the volume of advertising services to be provided free of charge which depends largely on the volume of advertising services purchased by the advertiser. The Group accounts for these incentives granted to customers as variable consideration in accordance with ASC 606. The amount of variable consideration is measured based on the most likely amount of incentives to be provided to customers.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Content distribution

The Group generates revenues from sub-licensing content licensed from third party vendors for cash or through nonmonetary exchanges mainly with other online video broadcasting companies. The exclusive licensing agreements the Group enters into with the vendors has a definitive license period and provides the Group rights to sub-license these contents to other third parties. The Group enters into a non-exclusive sub-license agreement with a sub-licensee for a period that falls within the original exclusive license period. For cash sub-licensing transactions, the Group receives the sub-license fee upfront under the sub-licensing arrangements and does not have any future obligation once it has provided the underlying content to the sub-licensee (which is provided at or before the beginning of the sub-license period). The sub-license fees are recognized in accordance with ASC 606 and represents a license of functional intellectual property which grants a right to use the Group’s licensed copyrights and recognized at the point in time when the licensed copyright is made available for the customer’s use and benefit. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive licensed copyright, computed using the individual-film-forecast-computation method in accordance with ASC topic 926 (“ASC 926”), Entertainment—Films.

The Group also enters into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provide rights for each party to broadcast the licensed copyrights received on its own website only. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. The Group accounts for these nonmonetary exchanges in accordance with ASC 606, and records the transaction based on the fair value of the asset received starting from January 1, 2018. Barter sublicensing revenues are recognized in accordance with the same ASC 606 criteria above. The Group estimates the fair value of the licensed copyrights received based on various factors, including broadcasting schedule, cast and crew, theme and popularity, box office and market share of counterparties to the exchange. The Group recognized barter sublicensing revenues of RMB708,317 and RMB823,538 (US$119,909) and related costs of RMB596,630 and RMB818,519 (US$119,179) for the nine months ended September 30, 2017 and 2018, respectively.

Others

Other revenues mainly include revenues from live broadcasting and online games.

Live broadcasting

The Group operates a live broadcasting platform, iQIYI Show, whereby users can follow their favorite hosts and shows in real time through live broadcasting. Users can purchase virtual currency for usage in iQIYI Show to acquire consumable virtual gifts, which are simultaneously presented to hosts to show their support or time-based virtual items, which enables users to enjoy additional functions and privileges for a specified time period.

The Group operates the live broadcasting platform and determine the price of virtual items sold. Therefore, revenues derived from the sale of virtual items are recorded on a gross basis as the Group acts as the principal in the transaction. Costs incurred from services provided by the hosts is recognized as cost of revenues. To facilitate the sale of virtual items, the Group bundles special privileges and virtual items as a package at a discounted price and the Group allocates the arrangement consideration to each performance obligation based on their relative standalone selling prices. Revenue from the sale of consumable virtual gifts is recognized when consumed by the user, or, in the case of time-based virtual items, recognized ratably over the period each virtual item is made available to the user. Virtual currency sold but not yet consumed by the purchasers is recorded as “Customer advances and deferred revenue”.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Online games

The Group operates mobile games including both self-developed (after the business acquisition described in Note 3) and licensed mobile games and generates mobile game revenues from the sale of in-game virtual items, including items, avatars, skills, privileges or other in-game consumables, features or functionality, within the games.

The Group records revenue generated from mobile games on a gross basis if the Group acts as the principal in the mobile game arrangements under which the Group controls the specified services before they are provided to the customer. In addition, the Group is primarily responsible for fulfilling the promise to provide maintenance services and has discretion in setting the price for the services to the customer. Otherwise, the Group records revenue on a net basis based as an agent on the ratios pre-determined with the online game developers when all the revenue recognition criteria set forth in ASC 606 are met, which is generally when the user purchases virtual currencies issued by the game developers.

For transactions where the Group is the principal, the Group determines that the in-game virtual items are identified as performance obligations. The Group provides on-going services to the end-users who purchased virtual items to gain an enhanced game-playing experience over an average playing period of the paying players. Accordingly, the Group recognizes the revenues ratably over the estimated average playing period of these paying players, starting from the point in time when virtual items are delivered to the players’ accounts.

Contract balances

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment. Contract liabilities were presented as “Customer advances and deferred revenue” and contract assets are included in “Prepayments and other assets” on the consolidated balance sheets.

The opening balance of contract assets were RMB832,302 as of January 1, 2018. As of September 30, 2018, contract assets were RMB1,597,357 (US$232,580). The increase in customer advances and deferred revenue as compared to the year ended December 31, 2017 is a result of the increase in consideration received from the Group’s customers.

Practical Expedients and Exemptions

The Group does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Group recognizes revenue at the amount to which it has the right to invoice for services performed.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Loss per share

Loss per share is computed in accordance with ASC topic 260, Earnings per Share. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between the redeemable convertible preferred shares, ordinary shares, Class A ordinary shares and Class B ordinary shares based on their participating rights in the undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s redeemable convertible preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. For the nine months ended September 30, 2017, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and net loss is not allocated to other participating securities, since these securities are not obligated to share the losses in accordance with the contractual terms. Upon completion of the Company’s initial public offering (“IPO”) on April 3, 2018, all redeemable convertible preferred shares were converted into 1,231,841,032 Class A ordinary shares and 2,496,982,468 Class B ordinary shares. Therefore, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the nine months ended September 30, 2017 and 2018, respectively.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the accretion related to the redeemable convertible preferred shares, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the conversion of the redeemable convertible preferred shares using the if-converted method, and ordinary shares issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects are anti-dilutive.

Fair Value Measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—Include other inputs that are directly or indirectly observable in the marketplace

Level 3—Unobservable inputs which are supported by little or no market activity

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, short-term investments, accounts receivable, amounts due from related parties, prepayments and other assets, accounts payable, short-term loans, income tax payable, amounts due to related parties, payable for contingent consideration, and accrued expenses and other current liabilities. The carrying amounts of these financial instruments, except for long-term equity investments without readily determinable fair values, long-term equity method investments, and long-term loans, approximate their fair values because of their generally short maturities. The carrying amounts of long-term loans approximate their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Segment reporting

In accordance with ASC subtopic 280-10, Segment Reporting: Overall, the Group’s CODM has been identified as the Chief Executive Officer, who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole; hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC topic 220, Comprehensive Income requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive loss includes net loss, foreign currency translation adjustments and unrealized gains/(losses) on available-for-sale debt securities and is presented in the consolidated statements of comprehensive loss.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

3.	BUSINESS COMBINATIONS

Acquisition of Skymoons

On July 17, 2018 (the “acquisition date”), the Group completed the acquisition of a 100% equity stake in Skymoons Inc. and Chengdu Skymoons Digital Entertainment Co., Ltd. (collectively, “Skymoons”). Headquartered in Chengdu, China, Skymoons focuses on the development and global publishing of mobile games. The Group completed the acquisition of Skymoons on July 17, 2018, the date on which control was obtained to govern the financial and operating policies of Skymoons and obtained benefits from its activities. The Group believes Skymoons is a natural extension to its business and will strengthen its media platform and overall ecosystem. The results of Skymoons operations have been included in the consolidated financial statements of the Group since the acquisition date.

The aggregate payment for the acquisition of Skymoons consists of a fixed payment of cash of RMB1,157.0 million (US$168.5 million), as well as a contingent payment of up to RMB130.0 million in cash and issuance of 23,777,706 Class A ordinary shares if specified adjusted net profit targets are met post-acquisition (the “Earn-Out”).

The acquisition-date fair value of the consideration transferred totaled RMB1,242.9 million (US$181.0 million), which consisted of the fixed payment of cash of RMB1,157.0 million (US$168.5 million) and contingent payments of the Earn-Out described above of RMB85.9 million (US$12.5 million), which are not contingent on the continued employment of certain key employees. RMB1,009.8 million (US$147.0 million) of the Earn-Out is contingent on the continued employment of certain key employees for the three years following the acquisition date, and was accounted for as a transaction separate from the business combination based on its economic substance and will be recorded as post-combination compensation expense in the Group’s financial statements over the requisite service period.

The Group has completed the valuation necessary to assess the fair value of tangible and intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the acquisition date. The following table summarizes the estimated aggregate fair values of assets acquired and liabilities assumed as of the acquisition date:

	RMB	Useful lives (Years)
Published mobile games	366,000	2
Mobile games in development (i)	240,000	indefinite lived
Technology	101,000	5
Others	27,023	2 to 10

Intangible assets	734,023
Cash and cash equivalents	189,313
Other current assets	403,387
Other non-current assets	30,162
Fixed assets	2,574
Long-term investments	49,043
Goodwill	588,857
Current liabilities	(466,793)
Long-term loans	(87,794)
Deferred tax liabilities	(137,811)
Noncontrolling interests	(62,047)

Total consideration	1,242,914

(i)

Mobile games in development are those that have not achieved technological feasibility as of the acquisition date and have no alternative future use. The Group considers its mobile games in development to be in-process research and development (“IPR&D”). The fair value of these mobile games was determined using the income approach and the discount rate applied to the projected cash flows was 25%.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The fair value of accounts receivable acquired was RMB105,214. Gross contractual accounts receivable acquired totaled RMB109,145 and the Company’s best estimate of the contractual cash flows not expected to be collected at acquisition date totaled RMB3,931.

The excess of the purchase price over tangible assets, identifiable intangible assets and liabilities assumed was recorded as goodwill. The goodwill recognized is attributable primarily to expected synergies and the assembled workforce of Skymoons. The goodwill is not deductible for tax purposes.

The amount of revenue and net loss of Skymoons included in the Group’s consolidated statements of comprehensive loss from the acquisition date to September 30, 2018 is RMB173.6 million (US$25.3 million) and RMB98.7 million (US$14.4 million), respectively.

The unaudited pro forma revenue and net loss for the nine months ended September 30, 2017 and 2018 is not presented as the historical financial information of the acquired business of Skymoons prepared under US GAAP is not available without undue cost, given the acquiree underwent a reorganization prior to the Company’s acquisition.

4.	SHAREHOLDERS’ (DEFICT)/EQUITY

On April 3, 2018, the Company completed its IPO and conversion of all redeemable convertible preferred shares into Class A and Class B ordinary shares (Note 16). The consolidated statements of changes in shareholders’ deficit for the nine months ended September 30, 2018 is as follows:

	Attributable to iQIYI, INC.
	Class A and Class B ordinary shares		Additional paid-in capital	Accumulated other comprehensive income
	Number of shares	Amount			Accumulated deficit	Noncontrolling interests	Total Shareholders’ (deficit)/equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balances as of December 31, 2017	342,548,237	23	600,834	93,126	(15,016,867)	3,820	(14,319,064)
Cumulative effect of adopting ASC 606	—	—	—	—	967,052	—	967,052
Net loss attributable to iQIYI, Inc.	—	—	—	—	(5,633,057)	10,657	(5,622,400)
Issuance of ordinary shares upon IPO and underwriters’ partial exercise of over-allotment option, net of offering costs	942,525,675	60	14,836,252	—	—	—	14,836,312
Reclassification of ordinary shares from mezzanine equity to ordinary shares	3,728,823,500	234	22,900,420	—	—	—	22,900,654
Issuance of ordinary shares pursuant to business cooperation agreement with Baidu	36,860,691	2	609,340	—	—	—	609,342
Capital contribution from parent company pursuant to the traffic acquisition service contract termination (i)	—	—	104,200	—	—	—	104,200
Exercise of share-based awards	14,909,821	1	40,856	—	—	—	40,857
Accretion of redeemable convertible preferred shares	—	—	—	—	(298,990)	—	(298,990)
Other comprehensive income	—	—	—	1,787,766	—	33	1,787,799
Issuance of subsidiaries’ shares to noncontrolling interest holders	—	—	15,989	—	—	3,511	19,500
Contingent consideration classified as equity pursuant to the business combination	—	—	75,159	—	—	—	75,159
Acquisition of noncontrolling interests pursuant to business combinations	—	—	—	—	—	62,712	62,712
Share-based compensation	—	—	334,640	—	—	—	334,640

Balances as of September 30, 2018	5,065,667,924	320	39,517,690	1,880,892	(19,981,862)	80,733	21,497,773

Balances as of September 30, 2018, in US$		47	5,753,886	273,863	(2,909,415)	11,755	3,130,136

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

(i)

In January 2018, the Company and Baidu agreed to terminate the traffic acquisition service contract in exchange for Baidu paying a fee of US$27,000 to the Company. The excess of the fee received by the Company over the book value of the recorded favorable contract asset was accounted for as a deemed contribution from the controlling shareholder.

5.	SHORT-TERM INVESTMENTS

As of December 31, 2017 and September 30, 2018, the Group’s short-term investments consist of available-for-sale debt securities with maturities of less than one year purchased from commercial banks and other financial institutions. During the nine months ended September 30, 2017 and 2018, the Group recorded interest income from short-term investments of RMB31,292 and RMB30,451 (US$4,434) in the unaudited interim condensed consolidated statement of comprehensive loss, respectively.

6.	LONG-TERM INVESTMENTS

The Group’s long-term investments consist of equity investments at fair value without readily determinable fair value and equity method investments.

Equity investments at fair value without readily determinable fair value

Equity investments at fair value without readily determinable fair value were accounted as cost method investments prior to adopting ASC 321. As of December 31, 2017, the carrying amount of the Company’s cost method investments was RMB557,524. As of September 30, 2018, the carrying amount of the Company’s equity investments without readily determinable fair value was RMB1,478,501 (US$215,274) after deduction of RMB31,500 (US$4,586) accumulated impairment.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Unrealized gains (upward adjustments) and losses (downward adjustments and impairment) of equity securities without readily determinable fair values for the nine months ended September 30, 2018 were RMB189,639 (US$27,612) and RMB nil (US$ nil), respectively.

Realized and unrealized gains and losses for equity securities for the nine-month period ended September 30, 2018 were RMB nil (US$ nil) and RMB189,639 (US$27,612), respectively.

Equity method investments

In July 2018, the Company acquired a 31.88% equity interest in an entity that is engaged in the operation of a sports content platform for a combination of cash and non-cash consideration. The non-cash consideration represents deferred revenue in relation to content distribution, licenses of intellectual property and traffic support services to be provided to the equity investee. The Company has significant influence over the investee and therefore accounts for its equity interest as an equity method investment.

The carrying amount of the Group’s equity method investments was RMB10,363 and RMB827,569 (US$120,496) as of December 31, 2017 and September 30, 2018, respectively.

7.	LICENSED COPYRIGHTS, NET

	As of December 31, 2017
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB
Licensed copyrights
—Broadcasting rights	14,570,030	(9,211,779)	5,358,251
—Sublicensing rights	1,599,154	(1,580,455)	18,699

	16,169,184	(10,792,234)	5,376,950

Less: current portion:
—Broadcasting rights	5,185,503	(4,385,335)	800,168
—Sublicensing rights	1,599,154	(1,580,455)	18,699

	6,784,657	(5,965,790)	818,867

Licensed copyrights—non current
—Broadcasting rights	9,384,527	(4,826,444)	4,558,083
—Sublicensing rights	—	—	—

	9,384,527	(4,826,444)	4,558,083

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	As of September 30, 2018
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB	US$
Licensed copyrights
—Broadcasting rights	22,429,194	(14,764,559)	7,664,635	1,115,992
—Sublicensing rights	2,996,204	(2,892,884)	103,320	15,044

	25,425,398	(17,657,443)	7,767,955	1,131,036

Less: current portion:
—Broadcasting rights	5,326,497	(4,377,820)	948,677	138,130
—Sublicensing rights	2,996,204	(2,892,884)	103,320	15,044

	8,322,701	(7,270,704)	1,051,997	153,174

Licensed copyrights—non current
—Broadcasting rights	17,102,697	(10,386,739)	6,715,958	977,862
—Sublicensing rights	—	—	—	—

	17,102,697	(10,386,739)	6,715,958	977,862

As of September 30, 2018, licensed copyrights have weighted-average useful lives of 2.8 years. The Group recognized impairment charges on licensed copyrights of RMB302,295 and RMB180,615 (US$26,298) for the nine months ended September 30, 2017 and 2018, respectively.

Amortization expense of RMB5,680,229 and RMB8,946,573 (US$1,302,646) for the nine months ended September 30, 2017 and 2018, respectively, was recognized as cost of revenues.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

8.	INTANGIBLE ASSETS, NET

	As of December 31, 2017
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB
Traffic acquisition agreement (i)	218,500	(152,152)	66,348
Trademarks	158,189	(72,434)	85,755
User list	148,500	(148,500)	—
Domain names	140,453	(70,943)	69,510
Customer relationships	119,700	(119,700)	—
Others	344,308	(137,916)	206,392

	1,129,650	(701,645)	428,005

	As of September 30, 2018
	Gross carrying value	Accumulated amortization	Net carrying value	Net carrying value
	RMB	RMB	RMB	US$
Traffic acquisition agreement (ii)	546,150	(68,269)	477,881	69,581
Trademarks (ii)	198,575	(94,086)	104,489	15,214
User list	151,896	(148,500)	3,396	494
Domain names	140,608	(81,517)	59,091	8,604
Customer relationships	119,700	(119,700)	—	—
Technology	125,307	(27,795)	97,512	14,198
Published mobile games	366,000	(37,879)	328,121	47,775
Mobile games in development	240,000	—	240,000	34,945
Others (ii)	526,501	(185,110)	341,391	49,707

	2,414,737	(762,856)	1,651,881	240,518

(i)

Pursuant to the services agreement entered into between the Company and Baidu on March 15, 2010 (amended and restated on August 15, 2010 and December 6, 2011), Baidu provides traffic acquisition services to the Group over a ten year period. Due to Baidu’s acquisition of the Company in November 2012 and the Company’s election to apply pushdown accounting (Note 1), a favorable contract asset with a useful life of 7.3 years was recorded. As disclosed in Note 4, the Company and Baidu agreed to terminate the traffic acquisition service contract in January 2018.

(ii)

In February 2018, the Company entered into a share purchase agreement with Baidu, pursuant to which the Company will issue to Baidu an aggregate of 36,860,691 Class B ordinary shares (Note 4). As consideration for the issuance of such shares and subject to the conditions set forth in the share purchase agreement, Baidu agreed to (i) undertake certain non-compete obligations towards the Company with respect to the online movie ticket and show ticket booking business of Baidu and its affiliates; (ii) direct user traffic related to such ticket business to the Company; (iii) provide the Company with technological support with respect to the Company’s ticket booking business; (iv) license certain domain names and certain intellectual property rights to the Company; and (v) enter into a ticket business cooperation agreement with the Company, which has been signed concurrently. The transaction was closed on April 12, 2018 and accounted for as an asset acquisition, whereby intangible assets were recorded by the Company.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

No impairment charges were recognized on intangible assets for the nine months ended September 30, 2017 and 2018, respectively.

Amortization expense was RMB82,422 and RMB214,132 (US$31,178) for the nine months ended September 30, 2017 and 2018, respectively. Estimated amortization expense relating to the existing intangible assets for each of the next five years is as follows:

	RMB	US$
Three months ended December 31, 2018	72,598	10,570
Between 1 and 2 years	290,177	42,251
Between 2 and 3 years	190,729	27,771
Between 3 and 4 years	72,577	10,567
Between 4 and 5 years	62,019	9,030

9.	PRODUCED CONTENT, NET

	December 31, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$
Released, less amortization	124,990	461,710	67,226
Completed and not released	—	204,759	29,813
In production	1,310,349	3,244,308	472,380
In development	128,940	159,376	23,207

	1,564,279	4,070,153	592,626

Amortization expense was RMB624,836 and RMB1,776,535(US$258,668) for the nine months ended September 30, 2017 and 2018, respectively.

The Group expects to amortize 73% of the released produced content over the next twelve months from September 30, 2018.

10.	LOANS PAYABLE

Short-term Loans

In June 2017, Beijing iQIYI entered into a banking facility agreement with China Minsheng Bank (Beijing Branch), pursuant to which Beijing iQIYI is entitled to borrow a RMB denominated loan of RMB300,000 for general working capital purposes and is repayable in one year. The repayment of any loans under the banking facility agreement are guaranteed by Beijing QIYI Century. In November 2017, Beijing QIYI Century received a letter of credit from Beijing iQIYI. Beijing QIYI Century discounted the letter of credit and related receivable to China Minsheng Bank (Beijing Branch) for proceeds of RMB131,516 and the same amount was considered drawn down as a loan at an effective interest rate of 4.78%. In November 2017, Beijing iQIYI further drew down RMB62,200 at an annual interest rate of 5.00%. As the legal isolation criteria was not met, the transfer of the receivable balance did not qualify as a transfer of financial assets and is accounted for as a secured borrowing.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

In August 2017, Beijing iQIYI entered into a banking facility agreement with China Merchants Bank (Beijing Branch), as supplemented in September 2017, pursuant to which Beijing iQIYI is entitled to borrow a RMB denominated loan of up to RMB200,000 for general working capital purposes and is repayable in one year. The repayment of any loans under the banking facility agreement are guaranteed by Beijing QIYI Century and Shanghai iQIYI. Concurrently, Beijing QIYI Century factored a receivable due from Beijing iQIYI of RMB105,658 to China Merchants Bank (Beijing branch) and the same amount was considered drawn down as a loan at an effective interest rate of 4.11% (“the receivable factoring transaction”) and fully repaid in September, 2018. In February and June, 2018, an additional RMB67,374 (US$9,810) and RMB13,440 (US$1,957) was drawn down with an interest of 3.92%, respectively. As the legal isolation criteria was not met, the receivable factoring transaction did not qualify as a transfer of financial assets and is accounted for as a secured borrowing.

In February 2018, Beijing QIYI Century entered into a banking facility agreement with Industrial and Commercial Bank of China (Shenzhen Branch), pursuant to which Beijing QIYI Century is entitled to borrow a RMB denominated loan of RMB100,000 (US$14,560) for general working capital purposes and is repayable in one year. In March and May, 2018, RMB30,000 (US$4,368) and RMB20,000 (US$2,912) was drawn down with an interest rate of 4.79%, respectively. The repayment of any loans under the banking facility agreement are guaranteed by Beijing iQIYI and Shanghai iQIYI.

In May 2018, Shanghai iQIYI entered into a banking facility agreement with the Hong Kong and Shanghai Banking Corporation, as supplemented in September 2018, pursuant to which Shanghai iQIYI is entitled to borrow a RMB denominated loan of RMB300,000 (US$43,681) for general working capital purposes and is repayable in one year. The repayment of any loans under the banking facility agreement are guaranteed by Beijing iQIYI. In May, June and August 2018, RMB102,432 (US$14,914), RMB100,000 (US$14,560) and RMB124,687 (US$18,155) were drawn down with an interest rate of 4.79%, respectively. As of September 2018, RMB129,764 (US$18,894) was repaid.

In July 2018, Beijing QIYI Century entered into a banking facility agreement with Industrial and Commercial Bank of China (Shenzhen Branch), pursuant to which Beijing QIYI Century is entitled to borrow a RMB denominated loan of RMB50,000 (US$7,280) for general working capital purposes and is repayable in one year. In July 2018, RMB50,000 (US$7,280) was drawn down with an interest rate of 5.00%. The repayment of any loans under the banking facility agreement are guaranteed by Beijing iQIYI and Shanghai iQIYI.

In August 2018, Shanghai iQIYI entered into a banking facility agreement with China Merchants Bank (Shanghai Branch), pursuant to which Shanghai iQIYI is entitled to borrow a RMB denominated loan of RMB300,000 (US$43,681) for general working capital purposes and is repayable in one year. In August and September 2018, RMB61,191 (US$8,910) and RMB37,767 (US$5,499) was drawn down with an interest rate of 4.79%. The repayment of any loans under the banking facility agreement are guaranteed by Beijing iQIYI.

In August 2018, Shanghai iQIYI entered into a banking facility agreement with Bank of China (Shanghai Branch), pursuant to which Shanghai iQIYI is entitled to borrow a RMB denominated loan of RMB200,000 (US$29,121) for general working capital purposes and is repayable in one year. Concurrently, RMB200,000 (US$29,121) was drawn down with an interest rate of 4.79%. The repayment of any loans under the banking facility agreement are guaranteed by Beijing iQIYI and Beijing QIYI century.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

In August 2018, Beijing iQIYI entered into a banking facility agreement with China Merchants Bank (Beijing Branch), pursuant to which Beijing iQIYI is entitled to borrow a RMB denominated loan of up to RMB500,000 (US$72,801) for general working capital purposes and is repayable in one year. The repayment of any loans under the banking facility agreement are guaranteed by Beijing QIYI Century and Shanghai iQIYI. As supplemented in August 2018, Beijing QIYI Century is entitled to use the credit line up to RMB500,000 (US$72,801) and the repayment of any loans are guaranteed by Beijing iQIYI and Shanghai iQIYI. Concurrently, Beijing QIYI Century factored a receivable due from Beijing iQIYI of RMB201,710 (US$29,370) to China Merchants Bank (Beijing branch) and the same amount was considered drawn down as a loan at an effective interest rate of 3.92%. As the legal isolation criteria was not met, the receivable factoring transaction did not qualify as a transfer of financial assets and is accounted for as a secured borrowing.

In September 2018, Beijing QIYI Century entered into a banking facility agreement with Industrial and Commercial Bank of China (Shenzhen Branch), pursuant to which Beijing QIYI Century is entitled to borrow a RMB denominated loan of RMB100,000 (US$14,560) for general working capital purposes and is repayable in one year. Concurrently, RMB100,000 (US$14,560) was drawn down with an interest rate of 4.79%. The repayment of any loans under the banking facility agreement are guaranteed by Beijing iQIYI and Shanghai iQIYI.

Long-term Loan

In April 2017, Shanghai iQIYI entered into a three-year loan agreement with Bank of China (Shanghai Branch), pursuant to which the Group is entitled to borrow a secured RMB denominated loan of RMB299,000 with an annual interest rate at 94% of the benchmark three-year lending rate published by the People’s Bank of China. The loan is intended for the general working capital of the Group. In April 2017, Shanghai iQIYI drew down RMB299,000 with an interest rate of 4.47%, pursuant to the agreement, the principal shall be repaid by installments from September 21, 2017 to April 10, 2020. The repayment of any loans under the banking facility agreement are guaranteed by Beijing iQIYI. RMB5,000 and RMB10,000 (US$1,456) were repaid when it became due in 2017 and 2018, respectively. The amount repayable within twelve months are classified as “Long-term loan, current portion”.

11.	GOODWILL

RMB
Balance at December 31, 2017	3,276,107
Additions due to business acquisitions	612,239

Balance at September 30, 2018	3,888,346

Balance at September 30, 2018, in US$	566,154

The additions of RMB612,239 is generated from the acquisition of Skymoons, which occurred on July 17, 2018 (Note 3) and other insignificant acquisitions occurred during the nine months ended September 30, 2018.

12.	INCOME TAXES

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries and VIEs in the PRC. It also has intermediate holding companies in Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed. Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they may be exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Under the PRC Enterprise Income Tax (“EIT”) Law, which has been effective since January 1, 2008, domestic enterprises and Foreign Investment Enterprises (the “FIEs”) are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to preferential tax treatments.

The effective tax rates were negative 0.07% and 0.01% for the nine months ended September 30, 2017 and 2018, respectively. The effective tax rates were lower than the PRC statutory EIT rate of 25% mainly because PRC entities file separate tax returns and most subsidiaries were in an accumulated loss position.

The effective tax rates are subject to change in subsequent period as the estimates of pretax income or loss for the year increase or decrease and certain subsidiaries of the Company may or may not continue to qualify for certain preferential tax rates.

Valuation allowances have been provided on the net deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2017 and September 30, 2018, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

The Group evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss. As of December 31, 2017 and September 30, 2018, there was no significant impact from tax uncertainty on the Group’s financial position and result of operations. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Group’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax filings from 2012 through 2017 remain open to examination by the respective tax authorities. The Group may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

13.	CONTINGENCIES

Litigation

The Group is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of September 30, 2018. These claims are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The Group is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Group does not believe that, as of September 30, 2018, there was at least a reasonable possibility that the Group may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The losses accrued include judgments made by the court and out-of-court settlements after September 30, 2018, but related to cases arising on or before September 30, 2018. The Group is in the process of appealing certain judgments for which losses have been accrued.

14.	RESTRICTED NET ASSETS

As of December 31, 2017 and September 30, 2018, no reserves were made to non-distributable reserve funds by the Company as its PRC subsidiaries, VIEs and VIEs’ subsidiaries were in an accumulated deficit position.

Under the PRC laws and regulations, the subsidiaries, VIEs and the VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the combined and consolidated net assets as of September 30, 2018. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and VIEs’ subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and VIEs’ subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders. Amounts of net assets restricted include paid-in capital of the Company’s PRC subsidiaries and the net assets of the VIEs and VIEs’ subsidiaries in which the Company has no legal ownership, totaling RMB10,590,795 (US$1,542,049) as of September 30, 2018.

15.	LOSS PER SHARE

Basic loss per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. The effects of all outstanding redeemable convertible preferred shares and share options were excluded from the computation of diluted loss per share for the nine months ended September 30, 2017, as their effects would be anti-dilutive. Upon completion of the Company’s IPO on April 3, 2018, all redeemable convertible preferred shares were converted into 1,231,841,032 Class A ordinary shares and 2,496,982,468 Class B ordinary shares. The effects of share options were excluded from the computation of diluted loss per share for the nine months ended September 30, 2018, as their effects would be anti-dilutive.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Basic and diluted loss per share for the nine months ended September 30, 2017 and basic and diluted loss per Class A and Class B ordinary share for the nine months ended September 30, 2018 are calculated as follows:

	For the nine months ended September 30,
	2017	2018
	Ordinary shares	Class A		Class B
	RMB	RMB	US$	RMB	US$
Basic and diluted loss per share calculation:
Numerator:
Net loss	(3,124,552)	(2,345,130)	(341,457)	(3,287,927)	(478,731)
Accretion of redeemable convertible preferred shares	(12,093,668)	(124,474)	(18,124)	(174,516)	(25,410)

Net loss attributable to ordinary shareholders	(15,218,220)	(2,469,604)	(359,581)	(3,462,443)	(504,141)

Denominator:
Weighted average number of ordinary shares outstanding	342,548,237	1,441,688,007	1,441,688,007	2,021,280,345	2,021,280,345

Basic and diluted loss per share attributable to ordinary shareholders	(44.43)	(1.71)	(0.25)	(1.71)	(0.25)

16.	ORDINARY SHARES

On February 2, 2018, the Company issued 7,500,251 ordinary shares to Cannes Ventures Limited pursuant to the exercise of certain options.

Upon completion of the Company’s IPO on April 3, 2018, 1,231,841,032 Class A ordinary shares and 2,496,982,468 Class B ordinary shares were issued upon conversion of all redeemable convertible preferred shares. In addition, immediately following the closing of the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital of the Company was reclassified and redesignated into 100,000,000,000 shares comprising of (i) 94,000,000,000 Class A ordinary shares; (ii) 5,000,000,000 Class B ordinary shares; and (iii) 1,000,000,000 reserved shares at par value of US$0.00001 per share. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares.

Upon completion of the Company’s IPO, 875,000,000 Class A ordinary shares (125,000,000 ADS equivalent) were issued to public, and 67,525,675 Class A ordinary shares (9,646,525 ADS equivalent) were issued on April 30, 2018 pursuant to the underwriters’ partial exercise of their option to purchase additional ADSs.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

On April 12, 2018, the Company issued 36,860,691 Class B ordinary shares to Baidu pursuant to a share purchase agreement for acquiring assets related to the ticket booking business.

As of September 30, 2018, 399,083,573 Class A ordinary shares were issued to the Company’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under the 2010 Equity Incentive Plan and the 2017 Incentive Plan. 391,674,003 Class A ordinary shares are deemed issued but not outstanding as they have not been transferred grantees.

As of September 30, 2018, there were 2,189,276,528 and 2,876,391,396 Class A and Class B ordinary shares outstanding and no preferred shares issued and outstanding.

17.	FAIR VALUE MEASUREMENTS

The following table sets forth the financial instruments measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2017 and September 30, 2018 and on a non-recurring basis as of December 31, 2017 and September 30, 2018:

	Fair Value Measurements
	(in thousands)
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gain/ (Losses)
	RMB	RMB	RMB	RMB
Recurring
As of December 31, 2017:
Short-term investments
Available-for-sale debt securities		779,916

As of September 30, 2018:
Short-term investments
Available-for-sale debt securities		3,844,249	—
Prepayment and other assets
Option to purchase equity interests of a listed company		—	18,527
Accrued expenses and other liabilities
Contingent consideration liability		—	10,737

Total		3,844,249	29,264

Non-recurring
As of December 31, 2017:
Long-term investments			—	(32,938)

Produced content, net			4,482	(36,918)

As of September 30, 2018:
Equity investments at fair value without readily determinable fair value			356,808	189,639

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Recurring

The Group utilized the Black-Scholes option pricing model to determine the fair value of the option granted to the Group to purchase equity interests of a listed company, with the assistance of an independent third party valuation firm. Estimates of the volatility for the option pricing model were based on the average annualized standard deviation of the historical stock prices of the listed company for the past 24 months. Estimates of expected life were based on the estimated time to exercise this option. Accordingly, the weighted time period for the expiration of the option was estimated at two years. The risk-free interest rate was based on the U.S. Treasury yield for a term consistent with the estimated expected life.

The contingent consideration liability for the acquisition of Skymoons is classified within Level 3 as the fair value is measured based on inputs linked to the achievement of the Performance Targets that are unobservable in the market.

Non-recurring

The Group measures certain financial assets, including the investments under cost method and equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. The fair values of the Group’s privately held investments as disclosed are determined based on the pricing of recent rounds of financing, future cash flow forecasts, and liquidity factors. For equity investments without readily determinable fair values for which the Company elected to use the measurement alternative, the equity investment is measured at fair value on a nonrecurring basis when there is an orderly transaction for identical or similar investments of the same issuer. The fair value of these investments were categorized as Level 3 in the fair value hierarchy.

As of December 31, 2017, a cost method investment and an equity method investment were written down from its carrying value to fair value of nil, which were measured using significant unobservable inputs (Level 3). In addition, as of December 31, 2017, certain produced content was written down to fair value, which was based on estimates of the most likely future cash inflows the Group is entitled to, less the cash outflows necessary to generate those cash inflows, if any. The Group did not recognize any impairment charges for the nine months ended September 30, 2018.

18.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

Accounting for Preferred Shares

On December, 31, 2016, the Series A, Series B, Series C, Series D and Series E preferred shares became currently redeemable, therefore the carrying amounts recorded in mezzanine equity were adjusted to its maximum redemption amount.

In October 2017 the redemption price of the Series A, Series B, Series C, Series D, Series E, and Series F were modified to be the same as the Series G preferred shares, which is equal to each preferred share’s original issue price x (108%)N, where N = a fraction the numerator of which is the number of calendar days between the date on which any preferred share, as the case may be, are first issued and the redemption date and the denominator of which is 365, minus all dividends paid in cash thereon plus all declared but unpaid dividends thereon, each up to the redemption date.

iQIYI, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

As the Company delivered the written conversion notices and received confirmations from all convertible note holders in September 2017 and the conversion was subsequently completed in October 2017, the Company determined that it was highly probable that the Series F preferred shares, which were still not currently redeemable, would be redeemed at the new redemption price, which was equal to the Original Issue Price x (108%)N. This change in redemption price was considered a change in accounting estimate in accordance with ASC 480-10-S99-3A paragraph 15(a). Therefore, a new effective interest rate was determined and prospectively applied to accrete the carrying amount of the Series F preferred shares to the future expected contractual cash flows (the new redemption amount). The amendments to the Series A preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares, Series E preferred shares and Series F preferred shares as a result of the issuance of Series G preferred shares was accounted for as a modification as the fair value of each related series of preferred share immediately after the amendment is not significantly different from its fair value immediately before the amendment.

Upon completion of the Company’s IPO on April 3, 2018, all redeemable convertible preferred shares were converted into ordinary shares (Note 16).

19.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The changes in accumulated other comprehensive income by component, net of tax, were as follows:

	Foreign currency translation adjustment	Unrealized gain on available-for-sale debt securities	Total
	RMB	RMB	RMB
Balance at December 31, 2017	91,618	1,508	93,126
Other comprehensive income before reclassification	1,752,566	65,684	1,818,250
Amounts reclassified from accumulated other comprehensive income	—	(30,451)	(30,451)

Net current-period other comprehensive income	1,752,566	35,233	1,787,799
Other comprehensive income attributable to noncontrolling interests	—	(33)	(33)

Balance at September 30, 2018	1,844,184	36,708	1,880,892

Balance at September 30, 2018, in US$	268,518	5,345	273,863

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the available-for-sale investments upon their maturity. The amounts reclassified were determined on the basis of specific identification.